EXHIBIT 12
NORTHWEST NATURAL GAS COMPANY
Ratios of Earnings to Fixed Charges
(Unaudited)

	Year Ended December 31,					12 Months Ended June 30,	Six Months(1) Ended June 30,
In thousands, except share data	2013	2012	2011	2010	2009	2014	2014
Fixed Charges, as defined:
Interest on Long-Term Debt	$40,825	$39,175	$37,515	$39,198	$37,447	$41,697	$20,942
Other Interest	2,709	2,314	2,976	1,587	1,937	2,667	1,265
Amortization of Debt Discount and Expense	1,877	1,848	1,729	1,766	1,503	2,036	1,086
Interest Portion of Rentals	1,910	1,864	2,213	2,130	1,735	2,045	1,073
Total Fixed Charges, as defined	47,321	45,201	44,433	44,681	42,622	48,445	24,366
Earnings, as defined:
Net Income	60,538	58,779	63,044	72,013	74,632	59,728	38,955
Taxes on Income	41,705	43,403	42,825	49,033	46,349	42,172	27,765
Fixed Charges, as above	47,321	45,201	44,433	44,681	42,622	48,445	24,366
Total Earnings, as defined	$149,564	$147,383	$150,302	$165,727	$163,603	$150,345	$91,086
Ratios of Earnings to Fixed Charges(2)	3.16	3.26	3.38	3.71	3.84	3.10	3.74

(1) A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of full year results.